UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0308

         DIVISION OF
CORPORATION FINANCE


Mail Stop 03-08

August 26, 2005

Bernard L. Brodkorb
President, CEO, CFO, Chairman of the Board
ISA Internationale, Inc.
2560 Rice Street
St. Paul, MN  55113

	Re: 	ISA Internationale, Inc.
		Form 10-KSB for the Fiscal Year Ended September 30, 2004 Forms 10-QSB for the Fiscal Quarters Ended December 31, 2004,
March
31, 2005, and June 30, 2005
		File No.  1-16423

Dear Mr. Brodkorb

      We have reviewed the above referenced filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-KB for the Year Ended September 30, 2004

General

1. We note that the Company has been operationally dormant since December 2000, spending the majority of your time on activities such as financial planning, raising capital, and seeking merger or acquisition candidates. If you determine that you are a development stage enterprise, please include the additional disclosure items required by paragraphs 11-12 of FAS 7. If you determine that you are not a development stage enterprise, tell us how you considered paragraphs 8-9 of FAS 7 concerning the identification of a development-stage enterprise.

Item 6.  Management`s Discussion and Analysis or Plan of Operation

2. Tell us, and disclose in future filings, your off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on your financial condition that are material to potential investors. If you do not have any off-balance sheet arrangements, disclose that fact as well. See Item 303(c) of Regulation S-B.

Item 7.  Financial Statements

Statements of Operations

3. In future filings, please revise your presentation of `valuation charge - stock option` on the face of the statement of operations to allocate those expenses among the general and administrative and settlement charges categories, as applicable. It is not appropriate to emphasize the non-cash nature of these expenses on your statement of operations by segregating these costs within one line item.

4. Tell us why it is appropriate to classify the `gain on extinguishment of debt` as an extraordinary item. Please reference paragraphs 20-24 of APB 30.

Item 8.a.  Controls and Procedures

5. We note that your certifying officers disclose their conclusions as to the effectiveness of your disclosure controls and procedures "within the 90 days prior to the end of the period covered by this report." However, Item 307 of Regulation S-B requires that your certifying officers disclose their conclusions regarding the effectiveness of your disclosure controls and procedures "as of the end of the period covered by the report." See also paragraph 4(b) of the Section 302 Certification. Please revise accordingly.

Form 10-QSB for the Quarter Ended June 30, 2005

Item 1.  Financial Statements

Consolidated Statements of Cash Flows

6. Tell us why it is appropriate to classify the `proceeds from stock issued for services` and `proceeds from stock issued to settle debt` as financing activities. The conversion of debt to equity is generally reported in the related disclosures where the transaction is a non-cash financing activity. Refer to paragraph 32 of FAS 95.
Please revise or advise us otherwise.

Form 8-K dated August 5, 2004, filed August 5, 2004

7. Please revise the filing to include a letter from George
Brenner
stating whether or not he agrees with the disclosures in the filing.
The letter should be filed as Exhibit 16. See Item 304(a)(3) of Regulation S-B.

8. In the second paragraph you disclose that there were no disagreements through June 30, 2004. Please expand this disclosure to cover the subsequent interim period through the date of resignation, not just the date through the most recent quarterly period he reviewed. Please revise to state that there were no disagreements through August 3, 2004, if true. See Item 304(a)(1) of
Regulation S-B.

9. Please revise to disclose whether Brenner`s reports for either of the past two years contained an adverse opinion or disclaimer of opinion or was modified as to uncertainty, audit scope, or accounting principles. See Item 304(a)(1)(ii) of Regulation S-B.

10. It is not clear what reportable event you are trying to disclose in the fourth paragraph where you make reference to the companies[sic] Form 8-K dated July 29, 2004. Please note that the Commission`s records do not show a Form 8-K dated July 29, 2004. If you are referring to your Form 8-K dated July 28, 2004, filed July 29, 2004, please tell us what information in that filing relates to a reportable event. Alternatively, revise to delete the reference to the July 29, 2004 Form 8-K.

11. It is suggested that you expand the disclosure with respect to reportable events in the fourth paragraph of the Form 8-K to cover the two most recent fiscal years and the subsequent interim period through the date of resignation. Please revise or advise.

12. Please revise the disclosure in Item 8 of the Form 10-KSB to be consistent with these revisions to the Form 8-K dated August 5, 2005.

*	*	*	*

      Please send us your response to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter keying your responses to our comments and provide any requested supplemental information. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.


You may contact Dave Irving, Staff Accountant, at (202) 551-3321 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3841 with any other questions.

Sincerely,



Michael Moran
Branch Chief
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Mr. Bernard L. Brodkorb
ISA Internationale, Inc.
August 26, 2005
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